Contact

www.linkedin.com/in/nisselson
(LinkedIn)
www.ldv.co (Company)

Top Skills

Start-ups
Capital Allocation
Business Development

Languages

English (Native or Bilingual)
Italian (Professional Working)

Evan Nisselson

General Partner, LDV Capital
New York, New York, United States

Summary

LDV Capital is a thesis-driven early stage venture fund investing in people building visual technology businesses that leverage computer vision, machine learning and artificial intelligence to analyze visual data.

We have been investing in pre-seed and seed stage teams across North America and Europe since 2012 from New York City. We thrive on collaborating with deep technical teams who leverage computer vision, machine learning and artificial intelligence to analyze visual data.

With our large inner circle of computer vision experts, serial entrepreneurs, technical advisors, growth hackers, marketers and more, we leverage our network to help our founders navigate the challenges of building businesses powered by visual technologies.

http://www.ldv.co

Experience

LDV Capital
General Partner
April 2012 - Present (13 years)
Investing in people building businesses powered by visual technology.

We thrive on collaborating with deep technical teams who leverage computer vision, machine learning and artificial intelligence to analyze visual data.

Sectors: Visual Technologies across the full tech stack for businesses or consumers. Especially technology focused projects across the whole imaging/ video spectrum from wearable cameras, anything with an imaging sensor, virtual reality, augmented reality, autonomous driving, auto-magic editing software, visual search, artificial intelligence, medical imaging, imaging enabled commerce, computer vision, content analytics, computational imaging, publishing, satellite imaging, distribution, robotic imaging and visual sharing.

Geography: North American companies & European companies with business viability in the U.S.
http://www.ldv.co

TechPeaks
Advisor, Mentor
January 2013 - January 2015 (2 years 1 month)
Trento Area, Italy

TechPeaks http://www.techpeaks.eu selects hackers, designers, entrepreneurs, mixing them into a high-pressure 6-month boot camp in the beautiful Italian Alps. Individuals or teams may apply and will be able to collaborate with international mentors to produce successful businesses in high-tech.

Participants receive free lodging, food, office space, services and visa for 6 months. They have opportunity to receive 25K euro non equity grants for the best projects and options for future follow on matching funds up to 200K euro per project. Teams and ideas can be there from the beginning or formed during the accelerator programme.

Nisselson Co.
Entrepreneur, Consultant
December 2007 - April 2012 (4 years 5 months)
Recent consulting projects:
Photo Sharing Start-up: Business Plan Development
Online poker/gaming company: Community Product Dev. Plan
Visual Search Initiative: Business and Product Dev. Plan
Mobile Micropayment: Research
Music Community: Research

Working on my long-term documentary photography project: Love the Living of Life.

Digital Railroad, Inc.
5 years 6 months

Chairman
December 2007 - October 2008 (11 months)

As of 10/08, total revenue for 2008 was estimated to be ~$3M with about half of that being recurring revenue. The company was closed in 11/08.

Founder & CEO
May 2003 - December 2007 (4 years 8 months)

Digital Railroad, Inc. was a technology services company and marketplace dedicated to solving critical technical problems facing the creators and buyers of digital imagery. Digital Railroad's unique suite of online services (SaaS) evolved with the photography industry, bringing solutions to market that empower people.

Digital Railroad managed the technology needs for the creative professional so that they could focus on what they love: being creative.

As Founder and CEO, we initially self-funded, recruited a great team, developed the platform from zero and launched an innovating and valuable platform for the professional photography industry. Additional funding provided by DNCapital, Morgenthaler, Venrock and Angels.

Telecom Italia Media
Digital Imaging Product Development
February 2003 - December 2003 (11 months)

Digital Imaging consultant to Virgilio, the #1 Italian Internet Portal, and its parent company SEAT. Activities included strategic planning, photo rights negotiation, marketing and product development.

Hired to create their consumer photo channel business model, manage product development and plan a multi-phase product plan.

Eyetide Media
2 years 11 months

VP, Business Development
February 2002 - February 2003 (1 year 1 month)

The Eyetide ViewerTM turns the idle computer screen into a new media channel, allowing partners to broadcast rich interactive content directly to users' desktops every day.

Secured Eyetide marketing service agreements of $400K in 6 months of 2002 and commitments of $200K for 2003. Initiated, negotiated and signed service deals with Microsoft, AOL, Warner Bros., HBO, washingtonpost.com, Island Def Jam, Getty Images, Magnum, and Time Inc. among others.

SVP, Content and Product Strategy
April 2000 - February 2002 (1 year 11 months)

Collaborated with founders to secure >2M in funding, hire senior management and successfully create a new business model for an image based marketing business delivered via the Internet.

Hired and managed the content and product design team. Developed content partnerships, content production systems and collaborated on product design for the Eyetide Platform.

Excite@Home
Manager, Content Development
July 1997 - August 1999 (2 years 2 months)

Managed a team that conceived and created the Internet's first broadband imaging portal, "Making Pictures" with Intel as a $3M joint venture partner.

Manager of Content Development for Making Pictures, 7/97-8/99
Managed strategic content development, editorial updates, user behavior, partner relationships, and spearheaded initiatives to offer the best imaging education, resources and tools online. Tripled user traffic by signing Corbis Images to implement an extensive image search and commerce service on Making Pictures.

@Home Network
Picture Editor,
September 1996 - July 1997 (11 months)

Managed a monthly editorial photo budget of ~$10K and exponentially increased network value with photography. Collaborated with early Internet photo editor pioneers to develop Internet imaging standards.

GlobeTv
Associate Producer
March 1996 - June 1996 (4 months)

Associate Producer for SCAN; 26 half hour television programs on global technology which aired on CNBC and its international affiliates. Orchestrated worldwide editorial research/development and TV crew coordination.

Against All Odds
Picture Editor
November 1995 - March 1996 (5 months)

Assignment and Picture Editor for "24 Hours in Cyberspace," a worldwide
multimedia photography project. Researched and tracked international editorial
assignments, assistant manager of photo traffic for 160 photographers and
three hundred stories on event day.

SABA Press Photos
Picture Editor
April 1993 - May 1995 (2 years 2 months)

Picture Editor, international syndication liaison for overseas affiliates. Managed
the agency's worldwide imaging computer network.

Education

University of Vermont
 · (1987 - 1991)